Via EDGAR, Facsimile and FedEx
Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Black Gaming, LLC (the “Company”)
Form 10-K for the year ended 12/31/06
Filed on 4/2/2007
File No. 333-123179

January 11, 2008

Dear Ms. LaMothe:

We received your letter dated January 2, 2008 related to your review of the above referenced filing.  We have included additional information in the following responses.

Comment 1

Note 1 – Organization and Description of Business and Basis of Presentation, page 49 –

We have read your response to comment one.  In accordance to paragraphs D16 and D17 of SFAS 141, please expand your disclosures in future filings to indicate that financial data of previously separate entities are combined and the basis for the combined presentation.

Management’s Response –

We will expand our disclosure for the period ending December 31, 2005 in future filings in accordance with paragraphs D16 and D17 of SFAS 141 to indicate that the financial data of previously separate entities are combined under the premise that common management was established on December 20, 2004, when a majority interest in B&BB (“BBB”), RBG, LLC (“RBG”) and Virgin River Casino Corporation (“VRCC”; BBB, RBG, and VRCC, collectively the “Companies”) was obtained.  For the period ending December 31, 2006, we will expand our disclosure in future filings to indicate that the financial data of previously separate entities are combined under the premise that common control was established on December 31, 2006, when the Plan of Reorganization was entered into by the Companies.

Comment 2

Note 15 – Guarantor Financial Information

We have read your response to comment two.  Please clarify whether in connection with the reorganization, Black Gaming, LLC (BG LLC) entered into any contractual agreement where BG LLC became the primary obligor by assuming fully and unconditionally, the obligations on the senior secured and subordinated notes.  Otherwise, in future filings, please revise your footnote disclosure to comply with Rule 3-10(d) of Regulation S-X.
Management’s Response –

No contractual agreements were entered into by Black Gaming, LLC in connection with the reorganization, as such, in future filings we will revise our footnote disclosure to comply with Rule 3-10(d) of Regualtion S-X.

Please review our responses and we understand that you might have additional questions.  Please contact Sean McKay, Chief Accounting Officer, at 702-318-6861 with any further requests or comments.

Sincerely,

/s/ Sean McKay____________________
Sean McKay
Chief Accounting Officer
Black Gaming, LLC